EXHIBIT 2

TRANSACTIONS

Except for certain transactions described in Item 4, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 6, 2017.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Col AH – Distribution of Shares	02/27/2017	149,077	0
CCCAH – Distribution of Shares	02/27/2017	10,143	0